

October 11, 2013

Via E-mail
D. Kirk McAllaster, Jr.
Executive Vice President, Chief Financial Officer and Treasurer
Cole Credit Property Trust V, Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re:** **Cole Credit Property Trust V, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed September 24, 2013**
> **File No. 333-189891**

Dear Mr. McAllaster:

We have reviewed Amendment No. 1 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated August 7, 2013. Please affirmatively confirm that you have not provided any written materials to qualified institutional buyers or institutional accredited investors and that you have not authorized anyone to do so on your behalf.

2. We note your response to comments 6 and 7 of our letter dated August 7, 2013, and your reliance on the relief granted in prior no-action letters. We note that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and

Regulation 14E, and Regulation M to your share repurchase program.   We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted.

Cover Page

3.   We note your response to comment 9 of our letter dated August 7, 2013. Please revise your risk factor disclosure to clarify that the compensation you may pay in the event of termination may be significant.

Conflicts of Interest, page 13

4.   We note your response to comment 11 of our letter dated August 7, 2013. Please revise your disclosure to clarify that your executive officers currently serve as the executive officers for other Cole entities. Please revise your disclosure to highlight and more specifically describe the conflicts related to the time each officer will be able to devote to you in light of their involvement with other affiliated companies in the initial start-up phase. Further, please more specifically describe the potential conflicts relating to managing a significant number of development-stage companies, including, without limitation, locating and acquiring properties, obtaining financing and entering or acquiring leases.

Cole Operating Partnership V, LP, page 20

5.   Please define the term "regarded entity."

Management, page 62

6.   We note your response to comment 15 of our letter dated August 7, 2013. We reissue our comment. Please provide a table disclosing the names of principal shareholders with investment control. Also provide the names of the natural persons with voting or dispositive control over the company's securities. See Item 403 of Regulation S-K for guidance.

Draft Legal Opinion

7.   Please have counsel revise assumption 6 on page 2 to clarify that you currently have a sufficient number of authorized shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Peter McPhun at (202)551-3581 or Wilson Lee at (202)551-3468 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact me at (202) 551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 with any other questions.

Sincerely,

/s/ Stacie D. Gorman

Stacie D. Gorman
Attorney-Advisor

cc: Lauren Burnham Prevost, Esq. (*via e-mail*)